Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

CNBC Squawk on the Street

Morgan Brennan, Carl Quintanilla and David Faber

>> WITH US IS JASON KELLEY. CONGRATULATIONS AND THANK YOU FOR JOINING US

>> THANK YOU HAPPY TO BE HERE

>> GIVEN THE FACT THAT WE’RE SEEING THIS BROADER DOWNDRAFT WITHIN TECH AND GROWTH NAMES, NOT ONLY TODAY BUT IN RECENT WEEKS, NOT TO MENTION THE INCREASE SCRUTINY BY THE SEC TOWARD SPACS, WHY THE DECISION TO GO PUBLIC TODAY AND WHY OR TO ANNOUNCE TO GO PUBLIC, AND TO DO SO VIA A SPAC.

>> YEAH. THE MAJOR REASON FOR US WAS VELOCITY DOING AN IPO PROCESS TAKES YOUR EXECUTIVE TEAM OUT OF THE GAME FOR SIX MONTHS OR SO AND WE WANTED TO GET THERE FASTER WE LIKE THE FOLKS AT SOARING EAGLE. THEY’VE BEEN AROUND THE BLOCK. BEEN DOING THIS FOR A DECADE WE DID A PIPE IN ABOUT TWO WEEKS. 75 MILLION INTO THAT WITH GREAT I INVE INVESTORS. WE’RE EXCITED. WE THINK IT’S A FASTER WAY TO GET BACK TO BUILDING THE BUSINESS

>> IN TERMS OF THE CAPITAL YOU RAISED HOW WILL YOU DEPLOY THAT

>> WE PROGRAM CELLS KIND OF LIKE A COMPUTER SO IF YOU HAD AN MRNA VACCINE, THAT’S A PIECE OF RNA CODE YOUR CELLS READ IT, MAKE A PROTEIN, TURN YOUR IMMUNE SYSTEM ON GINKGO IN BOSTON IS ABOUT 200,000 FEET FACILITY TO READ AND WRITE THAT DNA CODE. WE WORK WITH COMPANIES WHO HAVE $100 MILLION JOINT VENTURE WITH THEIR CROP SCIENCE WE WORK WITH NTIBODIES WE’RE LIKE AN AWS FOR PROGRAMMING BIOLOGY. AND THIS REALLY FEELS LIKE THE RIGHT MOMENT TO BRING THAT OUT IN THE WORLD PEOPLE HAVE BIOLOGY ON THE MIND.

>> IT’S AN INTERESTING MET OR THE. I GUESS INSTEAD OF CUSTOM SOFTWARE YOU’RE CREATING FOR COMPANIES IT’S CUSTOM G GNOMES HOW DOES THE BUSINESS MODEL WORK IS THIS ABOUT SPECIFICALLY THE IP IS IT SOMETHING ELSE

>> YEAH. SO WHAT WE DO IS WE REALLY HAVE TWO WAYS OF BRINGING THINK ABOUT USING AN AMAZON CENTER YOU PAY US WHEN OUR ROBOTS MOVE TO PROGRAM THE CELL. AFTER WE’RE DONE WE DO A VALUE SHARE LIKE APPLE APP STORE A REACH-IN TO REVENUE THROUGH A ROYALTY OR IN LIEU OF THAT, EQUITY IN THE COMPANY. SO THOSE ARE THE TWO BIG REVENUE STREAMS FOR US TODAY THE MAJORITY OF OUR REVENUES WE’RE PROJECTING 150 MILLION IN ’21 THAT’S LARGELY IN THE FOUNDRY REVENUE COMING FROM USAGE. IN THE FUTURE THERE’S AN ENORMOUS OPPORTUNITY FOR BIOENGINEERED CELLS. 2 TO $4 TRILLION FOR CELL APPLICATIONS IN THE FUTURE I THINK ULTIMATELY IT’S BIGGER

>> YOUR FOUNDRY BILLABLE REVENUE FOR 2021 AT ABOUT 100 MILLION. YOU SEE THAT INCREASING TEN-FOLD OVER THE NEXT FOUR YEARS TO $1.1 BILLION BY 2025 WHAT GIVES YOU THE CONFIDENCE THAT YOU CAN RAMP REVENUES TO THAT EXTENT?

>> YEAH. SO THE GREAT THING IS THE KIND OF WORK WE DO IS ACTUALLY ALREADY DONE OUT AT BIOTECH COMPANIES TODAY. IT’S JUST DONE BY PEOPLE WITH MY BACKGROUND I HAVE A

Ph.D. FROM MIT AND BIOENGINEERING WE TAKE THAT WORK AND MOVE IT TO ROBOTICS, DROP THE COST WITH SCALE. WELL, TODAY IN THAT INDUSTRY, LAST YEAR THERE WAS A NICE REPORT SPENT ABOUT $33 BILLION IN THAT KIND OF WORK WHAT WE’RE DOING IS MY GIGRATING THAT THINK GOING FROM ON PREMISE SERVERS IN IT TO CLOUD THERE’S THE EXISTING SPEND OUT OF THE 33 BILLION, ONLY 100 IS COMING TO US. THERE’S A REAL OPPORTUNITY FOR GROWTH THERE IT’S JUST THE FIRST INNING

>> YOU MENTIONED, OF COURSE, SOARING EAGLE. THEY HAD A GOOD TRACK RECORD THE SPAC IS TRADING BELOW 10 THERE’S ALWAYS THE POSSIBILITY THAT SHAREHOLDERS REJECT THE DEAL OR AT THE VERY LEAST IT’S MORE THAN EXPECTED SORT OF REDEEMED WHICH REDUCES YOUR OVERALL CAPITAL. IS THAT A CONCERN TO YOU

>> NOT A CONCERN FOR ME NOW, NO. WE BROUGHT IN REALLY GREAT FOLKS IN THE PIPE. OBVIOUSLY IT’S A TOUGH TIME IN THE MARKETS AT THE MARKET. ONE OF THE THINGS I LIKE ABOUT IT IS IF YOU LOOK AT WHO CAME IN, IT’S ALL FOLKS THAT ARE LONG-TERM BETS RIGHT? ON GINKGO. THAT’S HOW WE SEE THE COMPANY WE’RE TRYING TO BUILD AN AMAZON SCALE COMPANY OVER THE LONG-TERM. THOSE ARE THE PEOPLE I WANT. I THINK THE FROTHINESS OF PEOPLE CHASING SPACS ARE OUT OF THE MARKET AND I’M HAPPY ABOUT THAT.

>> WHEN YOU TALK ABOUT THE OPPORTUNITY BEING BIGGER THAN APPS AND COMPUTERS YOU’RE INVOLVED IN FRAGRANCE, COMPUTER, COVID. TESTS AT SCHOOLS ACROSS THE COUNTRY AS WE SEE THOSE OPEN UP. WHERE DO YOU SEE THE GREATEST OPPORTUNITY IN TERMS OF THE TECHNOLOGY BEING APPLIED

>> IT’S INTERESTING. IT’S KIND OF LIKE TRYING TO PREDICT WHERE MICROCHIPS WOULD BE APPLIED IN THE LONG RUN IN THE NEAR-TERM, IN THERAPEUTICS, WE SEE AN OPPORTUNITY. THE FOUNDER OF KIEP PHARMA IS JOINING OUR BOARD. HE’S INVOLVED WITH SOARING EAGLE. ALREADY SEES AN OPPORTUNITY FOR CELL AND GENE FPHARMA A COMPUTER IS PROGRAMMABLE YOU PUT IN CODE, BUT IT MOVES INFORMATION AROUND IT DISRUPTED YOUR INFORMATION-BASED INDUSTRIES MEDIA, TELECOM, FINANCE. CELLS ARE PROGRAMMABLE REALLY, THEY ARE YOU CAN PUT NEW DNA CODE IN, BUT THEY MOVE ATOMS AROUND SO WHAT’S GOING TO BE DISRUPT SECOND DOWN THE PHYSICAL GOODS IN INDUSTRIES. FOOD, PHARMA, MEDIA, BUILDING MATERIALS, SO ON ANYTHING THAT’S MADE OUT OF STUFF IN THE LONG RUN IS A BIOTECH INDUSTRY BUT DOESN’T REALIZE IT YET

>> THANK YOU FOR JOINING US TODAY.

>> THANKS FOR HAVING ME.

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ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,”

“would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.